REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2006

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza

Mesrutiyet Caddesi No.153

34430 Tepebasi

Istanbul, Turkey

(Address of Principal Executive Offices)

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Enclosures:    Turkcell Iletisim Hizmetleri A.S. Reports Q3 2006 Results

FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q3 2006 RESULTS

“STRONG OPERATIONAL PERFORMANCE MAINTAINED”

Istanbul, Turkey, November 8, 2006 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended September 30, 2006.  All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$.

Figures in parentheses following the operational and financial results for the third quarter of 2006 refer to the same item in the second quarter of 2006. For further details, please refer to the consolidated interim financial statements and notes for the quarter ended September 30, 2006 which can be accessed at our web site on our investor relations pages.

Please note that all financial data are consolidated and comprise Turkcell Iletisim Hizmetleri A.S., (the “Company”, “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”) whereas non-financial data are unconsolidated. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Highlights of the Quarter

•                  Turkcell added approximately 1.0 million (1.1 million) net new subscribers in the third quarter of 2006. The subscriber base grew by 3.4% to 30.8 million (29.8 million) as of September 30, 2006

•                  Minutes of usage per subscriber (“MoU”) in the third quarter of 2006 increased by 21% to 81.8 minutes (67.5 minutes) mainly due to the introduction of new incentive programs as well as seasonality

•                  Turkcell recorded quarterly churn rate of 4.1% (3.6%) in the third quarter of 2006 mainly due to overall high market growth in the previous quarters and competition

•                  Turkcell recorded average revenue per user (“ARPU”) of US$12.1 (US$12.5) in the third quarter of 2006. The decrease was mainly due to the loyalty programs, and 4% depreciation of TRY against US$ on an average basis combined with the dilutive impact of prepaid subscribers

•                  Revenue increased to US$1,199.4 million (US$1,165.3 million) in the third quarter of 2006 mainly due to the higher MoU and increasing subscriber base, despite the 4% depreciation of TRY against US$

•                  Turkcell recorded EBITDA* of US$477.1 million (US$463.5 million) in the third quarter of 2006 as a result of maintained operational efficiency in line with increased revenues

•                  Net income increased to US$311.8 million (US$86.8 million) in the third quarter of 2006 mainly due to strong operational performance, the absence of second quarter’s one-time deferred tax charge and foreign exchange losses incurred during the second quarter

*EBITDA is a non-GAAP financial measure. See page 19 for the reconciliation of EBITDA to net cash used for operating activities.

QUARTER OVERVIEW

The macroeconomic volatility in global markets during the second quarter of 2006, which also led to foreign currency exchange rate fluctuations in Turkey stabilized during the third quarter of the year to a large extent.

During the third quarter of 2006, the Turkish GSM market continued its strong growth trend in number of subscribers through customer acquisition based campaigns and community offers.

Our continued actions led us to maintain strong operational performance during the third quarter of 2006 given our on-going focus on maintaining the right balance between customer expectations and profitability margins, as well as high seasonal trends.

As far as the competitive environment is concerned, the change in Avea’s shareholder structure continued with Telecom Italia’s exit from Avea and our competitors continued to emphasize their lower prices while introducing some upward price adjustments or limiting some of the usage incentive campaigns.

In this environment, we continued to build on our areas of strength and continued to differentiate Turkcell as the leading GSM operator in Turkey through various proactive offerings and campaigns while continuing to benefit from a high quality network and extensive capabilities of our sales channels.

While it is very early and many uncertanties remain regarding the competitive outlook in our market for next year, looking into 2007, we intend to keep our leading position in the market. While providing differentiated services for different subscribers’ needs and expectations and we intend to maintain our operational efficiency. In 2007, we expect the subscriber market to continue to grow and we estimate that the mobile line penetration rate may reach above 80% levels at the end of the year from approximately 69% based on operators’ announcements as of September 30, 2006.   We intend to maintain our leading position in the gross subscriber additions market next year. Our on-going emphasis on retention will remain.  We intend to continue to highlight ‘better value for money’ advantages that we have been providing to our customers, while aiming to achieve our earnings objectives.

BUSINESS REVIEW

The Competitive Landscape and Our Offerings

The growth in the Turkish GSM market continued in the third quarter of 2006 with efforts of GSM operators to increase their share of the new subscriptions as well as to increase the usage of mobile services. During this quarter, we grew our subscriber base to 30.8 million (29.8 million) with 1.0 million net new additions as the leading GSM operator. Our incentive programs designed for different segments as well as seasonality resulted in usage levels of 81.8 minutes (67.5 minutes) on a monthly average basis per subscriber; representing the highest levels we have achieved since 2002.

In the third quarter of 2006, one of the shareholders of Avea, Telecom Italia Mobile, announced the decision to sell and completed the sale of its stake in Avea to Turk Telekom.  Our competitors in general remained vocal and continued with their price-based offerings while remaining focused on improving their infrastructure related capabilities as one of their high priorities. We believe price-based competition did not intensify during the quarter.

As far as our actions are concerned, we continued our initiatives to increase usage and strengthen loyalty. Meanwhile, in line with developments in our market, we made another upward price adjustment of 5.1% for scratch cards on September 28, 2006, which corresponds to a 2.8% price adjustment on a blended average basis. To date in 2006, we have realized a 9.3% cumulative average upward price adjustment.

We continued, renewed or introduced some actions and campaigns during this quarter for loyalty and retention as well as acquisition purposes based on our well developed Customer Relationship Management (“CRM”) infrastructure.

In line with our strategy to balance customer satisfaction and revenue goals, we have launched “Connect to Life with Turkcell” campaign from July to September for all of our individual customers granting a 75% discount after the first minute. The campaign had a positive impact on the MoU as well as on Turkcell’s perception and brand image. The campaign was seen as a long term investment in customers and a tool to build on customer loyalty by us. ‘Connect to Life with Turkcell’ has positively affected Turkcell’s main brand attributes such as leadership, trustworthiness, dynamism, popularity, and sincerity which are all in an increasing trend. Starting from October, the campaign was converted into a prepaid option.

We also continued our offers to the youth segment through GNÇTRKCLL - Turkcell youth club - offering free minutes and SMS based on counter refills, as well as co-branding offers with fashion brands in order to meet the needs of youngsters.

In line with our strategy to maintain our leading position in the subscriber acquisition market, we carried out an acquisition campaign in Anatolia and provided various offers with starter packs.

All in all, our well developed CRM infrastructure and our segmented approach make it possible for us to design and offer our subscribers customized offers on a timely basis remaining sensitive to their usage patterns and preferences. We believe our ability to proactively tailor offers to the needs and expectations of our customers will continue to set us apart from our competitors, and we will continue with similar offerings in the near term and during 2007 while emphasizing our “Better Value for Money’’ approach.

Our value added services (VAS) revenue which constituted approximately 13% (13%) of our total net revenue in the third quarter of 2006, increased in nominal terms mainly due to our offers and campaigns and enriched content. In the third quarter of 2006, we launched our new portal “turkcell-im”, which is positioned as the single point of access to all VAS services of Turkcell. Through agreements with major global and local content providers, such as EMI, MTV, Universal, Warner Bros and Sony BMG, we provide our subscribers with a choice from 300,000 content pieces. With its rich content, simplicity of use, Turkcell-im is currently visited by 2.4 million users per month.

In line with our strategy to increase revenue through new services, we launched “Pay for me from abroad” service, again a first in Turkey. “Pay for me from abroad” offers an alternative choice for Turkcell roamers to make calls from abroad, by enabling the called party to pay for the call. We have also introduced volume and time based internet flat rate packages to our individual and corporate subscribers in order to increase mobile data usage.

In the third quarter, we also introduced an operator-branded PDA (Personal Digital Assistant) for the first time in Turkey. “Turkcell PDA” enables users to view their e-mails in real time, as well as making access to the internet possible from virtually anywhere, anytime.

We intend to continue to keep our leading edge on Value Added Services as well as underlining technologies to continue to offer cutting edge products and services to our relatively young customer base.  On the VAS front, in 2007, our focus to grow VAS revenues through the penetration and usage of value added services and products remains, while we believe that creating customer loyalty through our portfolio of value added services will play an important part in our future retention efforts.

Regulatory Environment and Legal Developments

During the third quarter of 2006, there were no major developments in the regulatory environment regarding the issuance of any 3G licenses, or regulations on Mobile Virtual Network Operators (“MVNO”) or Mobile Number Portability (“MNP”). Regarding the 3G tender process, despite previous announcements made by the Telecommunications Authority that had pointed to a time frame towards the end of 2006, we now expect the tender process to take place in the first half of 2007. With respect to the MNP, the Telecommunications Authority is expected to issue the final regulation soon, whereas implementation may be expected possibly towards the second half of 2007.

Regarding our interconnection agreement with other operators, revised lower pricing terms were issued by the Telecommunications Authority in June 2006. Recently, we agreed on new pricing terms for the interconnection agreement with Vodafone which contains higher rates than the revised pricing terms previously issued by the Telecommunications Authority. These rates agreed with Vodafone are applied retroactively starting from May 2006.  All in all, we believe the direct impact of the decline in call termination charges going forward will be limited, given the relatively small percentage of our revenue derived from interconnection revenues.

There was a recent court ruling regarding a lawsuit initiated by Avea against us relating to SMS interconnection termination fees. Although Avea alleged that there was an agreement between us not to charge any SMS interconnection termination fees, we had been making interconnection payments to Avea after deducting the net balance of SMS interconnection revenues and costs. A recent court ruling was in favor of Avea who requested reimbursement of its net SMS interconnection charge for the period between February 2005 and December 2005 with accrued interest till payment. Consequently, we retroactively reversed all SMS revenues and SMS interconnect expenses for the period between February 2005 and June 2006 regarding the dispute, which is reflected in the third quarter 2006 financial statements. The net impact on our financial statements was immaterial. Since we believe that our claim relating to this issue has a fair basis, we will continue to take further legal steps regarding the dispute.  We have already applied to the Telecommunications Authority to set SMS interconnection prices between Turkcell and Avea.

International Operations

Fintur

We hold a 41.45% stake in Fintur, which currently holds our entire interest in our international GSM investments other than our Turkish Republic of Northern Cyprus and Ukraine operations.

Fintur operations in Kazakhstan, Azerbaijan, Moldova, and Georgia continued their solid growth trend during the third quarter of 2006. Fintur operations added approximately 298,000 (166,000) net new subscribers, growing the total number of subscribers to approximately 6.9 million (6.6 million) as of September 30, 2006. Furthermore, in the third quarter of 2006 consolidated revenues of Fintur increased to US$320.5 million (US$279.2 million) mainly due to seasonality.

We own 41.45% of Fintur and account for our investment in Fintur using the equity method. Fintur’s contribution to income totaled US$27.2 million (US$19.9 million) in the third quarter of 2006.

Ukraine - life:)

In Ukraine, we have operated through our indirect subsidiary, Astelit, under the brand “life:)” since February 2005. We hold our interest in Astelit through our subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds an interest in Astelit’s immediate parent, Euroasia Telecommunications Holdings B.V. (“Euroasia”). Euroasia currently holds a 100% interest in Astelit. In April 2006, Astelit announced the merger with CJSC Digital Cellular Communications (“DCC”) a wholly owned subsidiary of Eurosia, in order to optimize the internal business processes of both companies. The merger was finalized as of August 2006. As of September 30, 2006, Turkcell holds 54.8% stake in Astelit.

Since its inception in February 2005, having invested more than US$400 million, Astelit has established more than 3,500 base stations ensuring a rapid roll-out of its infrastructure. Accordingly, life:),  the first on the market to introduce EDGE and GPRS services, which provide the highest data transfer speed available in GSM network, currently covers 82% of the Ukranian population. Astelit through its distribution channel of approximately 19,750 sales points and high brand recognition in the market, grew its subscriber base to 4.7(1) million (3.9 million) by the end of the third quarter of 2006.  The mobile line penetration in Ukraine has come to 85% levels by the end of the third quarter along with multiple SIM Card usage trends.  Parallel to the market characteristics, life:) grew its market share to about 12%.

During the third quarter of 2006, Euroasia recorded net revenue of US$20.7 million (US$19.7 million), gross loss of US$26.4 million (US$23.4 million) including depreciation and amortisation of US$25.5 million (US$24.6 million) and net loss of US$57.9 million (US$54.3 million). Also during this quarter, US$27.4 million (US$34.0 million) of capital expenditure was recorded for the Ukrainian operations.

Based on Astelit’s interim financial statements as at and for the three months ended March 31, 2006, Astelit was in breach of its covenants contained in its syndicated long term project financing. The lenders of Astelit’s long term project financing agreed to waive such breach on conditional basis that the main shareholders of Astelit, Turkcell and System Capital Management Limited (“SCM”) commit to contribute to Astelit their respective share of a total amount of approximately US$150 million.

Consequently, we participated in the first and second tranche payments of US$50 million in the form of a capital increase to Astelit in July and October proportionate to our shareholding and the third tranche is due in January 2007.

Based on Astelit’s interim financial statements as at and for the six months ended June 30, 2006 and the nine months ended September 30, 2006, Astelit was also in breach of its covenants contained in its syndicated long term project financing. Therefore, Astelit’s long term debt amounting to US$457.8 million (including its junior loan) is classified as short term debt as at September 30, 2006. Astelit requested the facility agent, the senior creditors and Export Credit Agencies (“ECA”) to waive the breach under the syndicated long term

(1)  Please note as the merger of Astelit and DCC completed as of August 2006, starting from third quarter 2006 all financial and operational results for Astelit will include the TDMA business that was previously under under DCC financing subject to entering into Restructuring Agreements. On October 31, 2006, Astelit has obtained a waiver letter from the facility agent bank and the deadline granted to make the Restructuring Agreements has been extended to November 30, 2006.

Based on Astelit’s financial status and discussions held with the lenders, significant additional shareholder contribution may be needed in the coming quarters.

Despite the challenging conditions in the market, we believe Astelits efforts will  result positively towards achieving a sound business model in the longer-term.

Investments

Purchase of A-Tel

We exercised an option to purchase the 50% stake of shares of A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”) owned by Yapı ve Kredi Bankası A.S., completing the transaction as of August 9, 2006 by paying US$150 million in cash. Since August, 2006, A-Tel is accounted under the equity method.

A-Tel is involved in the marketing, selling and distributing of Turkcell’s prepaid systems. A-Tel acts as our exclusive dealer for the Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart.

Since 1999, the business cooperation between Turkcell and A-Tel has provided important support to Turkcell’s sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proven effective in a competitive environment through well structured campaigns. With the acquisition of a 50% stake in A-Tel, management believes that Turkcell will be better positioned in the changing competitive environment and achieve increased benefits by optimizing sales and marketing efforts.

During September 2006, A-Tel’s General Assembly decided to distribute dividends. Accordingly, Turkcell received a dividend of approximately US$20 million in October.

Our efforts to selectively seek and evaluate new international investment opportunities countinue. These opportunities could include the purchase of licences and acquitions in markets outside of Turkey in which we currently do not operate.

Operational and Financial Review of Third Quarter of 2006

The following discussion focuses principally on the developments and trends in our business in the third quarter of 2006. Selected financial information for the third quarter of 2005, second quarter of 2006 and third quarter of 2006 is included at the end of this press release.

All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$.

Macroenvironment Information

US$1.00 equaled TRY1.4971 as of September 30, 2006, while US$1 equaled TRY1.6029 on June 30, 2006, which implies a quarter on quarter 7% appreciation of TRY against US$ in the third quarter of 2006. However, during the third quarter, there was approximaterly 4% depreciation of TRY against US$ on a quarterly average basis. In the second quarter of 2006, on a quarter on quarter basis there was approximately 19% depreciation of TRY against US$, and there was approximately a 9% depreciation of TRY against US$ on a quarterly average basis. The consumer price index and producer price index in Turkey increased by 6.7% and 11.5%, respectively, in the first nine months of 2006.

For the next year, we estimate US$1.00 to equal TRY1.725 at the end of 2007 and we estimate US$1.00 to equal TRY1.648 on an average basis. The purpose of this estimation is not intended as quidance on certain macroeconomic indicator, but rather, these estimates are provided to help clarify the basis of our guidance on certain key performance indicators.

For your information, you can find below the exchange rates used in translating our consolidated financial statements and results of operations into US$:

TRY / US$ rate	Q3 2005		Q2 2006	Q3 2006	% Chg

Used in Balance Sheet (Closing)	1.3406	*	1.6029	1.4971	(7)%
Used in Profit and Loss Statement (Average)	1.3377		1.4417	1.5045	4%

(*) Since Turkey was accepted as a hyperinflationary economy until the end of December 31, 2005, the closing rate was used for the translation of the income statement, which was restated to account for changes in general purchasing power of the local currency, as well as balance sheet.

OPERATIONAL REVIEW

Summary of Operational Data	Q3 2005	Q2 2006	Q3 2006	Q2-Q3 2006 % Chg

Number of total subscribers (million)	26.7	29.8	30.8	3.4%
Number of post-paid subscribers (million)	5.3	5.6	5.7	1.8%
Number of pre-paid subscribers (million)	21.4	24.2	25.1	3.7%

ARPU (Average Monthly Revenue per User)
ARPU, blended (US$)	16.9	12.5	12.1	(3.2)%
ARPU, postpaid (US$)	40.9	32.1	30.3	(5.6)%
ARPU, prepaid (US$)	10.8	8.0	8.0	—

Churn (%)	2.5	3.6	4.1	—

MOU (Average Monthly Minutes of usage per subscriber), blended	73.4	67.5	81.8	21.2%

Subscribers

Turkcell’s total number of subscribers reached 30.8 million as of September 30, 2006. This corresponds to an increase of 3.4% from 29.8 million as of June 30, 2006 and an increase of 15.4% from 26.7 million as of September 30, 2005. Turkcell’s subscriber base consists of 5.7 million (5.6 million) postpaid and 25.1 million (24.2 million) prepaid subscribers.

Turkcell added approximately 1.0 million (1.1 million) net new subscribers in the third quarter of 2006. New gross subscribers acquired in the third quarter of 2006 consisted of 91% (90%) prepaid and 9% (10%) postpaid subscribers. During this period, Turkcell introduced several campaigns and programs targeting various segments in line with its strategy.

Turkcell continues its focus of maintaining its leading position in the market through underlining its brand values and better value for money propositions.

Looking into 2007, we intend to maintain our leading position in gross additions market.

Turkcell Group Subscribers

We have approximately 37.4 million (35.6 million) proportionate GSM subscribers as of September 30, 2006, which is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying the numbers unconsolidated investees by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur’s GSM subscribers of 1.7 million (1.6 million) subscribers. However, it includes  the  total  number of GSM subscribers in Ukraine (we have a 54.8% direct and indirect stake in the Ukranian subsidiary) and in our operations in Turkish Republic of Northern Cyprus (“Northern Cyprus”) (we have a 100% stake in Northern Cyprus) amounting to 4.7 million including TDMA subscribers (3.9 million(2)) and 0.2 million (0.2 million) subscribers respectively, because the financials of our subsidiaries  in Ukraine  and  Northern Cyprus  are  consolidated  with  Turkcell’s financial statements.

Turkcell Group Subscribers (million)	Q3 2005	Q2 2006	Q3 2006	Q2-Q3 2006 % Chg

Turkcell	26.7	29.8	30.8	3.4%
Ukraine*	1.3	3.9	4.7	20.5%
Fintur (pro rata)	1.3	1.6	1.7	6.3%
Northern Cyprus	0.2	0.2	0.2	0%
TURKCELL GROUP	29.5	35.6	37.4	5.4%

Churn Rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. In the third quarter of 2006, Turkcell’s churn rate increased to 4.1%, compared to 3.6% in the second quarter of 2006, mainly due to overall high market growth in the previous quarters and competition. In the fourth quarter of 2006, we expect our churn rate to slightly increase compared to third quarter 2006 churn level, concluding the year overall, with higher annualized churn rate in comparison to last year, in line with our expectations.

While our on-going emphasis on retention remains a high priority, we expect our churn rate in 2007 to be higher than 2006.

MoU

Our blended MoU in the third quarter of 2006 increased by 21% to 81.8 minutes (67.5 minutes) mainly due to the loyalty program for the youth club and the introduction of the incentive programs in July for both the consumer and the corporate segment, as well as seasonality.

(2) Figure excludes TDMA subscribers

In 2007, we expect our blended MoU to increase with our continued emphasis on segmented incentives and loyalty programs.

ARPU

ARPU decreased to US$12.1 (US$12.5)  in the third quarter of 2006 mainly due to the introduction of strengthened incentives and loyalty programs combined with the 4% depreciation of TRY against US$ on an average basis, as well as the dilutive impact of growing prepaid subscriber base, despite the higher MoU during the third quarter of 2006.

Our blended ARPU is expected to decrease in 2007 mainly due to the depreciation of TRY, combined with the dilutive impact of prepaid subscribers.

FINANCIAL REVIEW

Profit and Loss Statement Analysis

Please find below some explanation on major P&L items:

Profit & Loss Statement (million US$)	Q3 2005	Q2 2006	Q3 2006	Q2 06-Q3 06 % Chg

Total revenues	1,384.4	1,165.3	1,199.4	2.9%
Direct cost of revenues	(771.1)	(647.0)	(651.5)	0.7%
Administrative expenses	(40.0)	(44.3)	(40.2)	(9.3)%
Selling and marketing expenses	(174.4)	(196.9)	(212.7)	8.0%

EBITDA	597.8	463.5	477.1	2.9%

Financial expense	(32.6)	(88.6)	42.8	148.3%
Financial income	27.5	26.9	40.5	50.6%

Share of profit of associates	20.0	19.9	26.5	33.2%
Income tax expense	(123.7)	(164.9)	(108.9)	(34.0)%
Net income	278.7	86.8	311.8	259.2%

Revenue

Our revenues increased to US$1,199.4 million (US$1,165.3 million) in the third quarter of 2006 mainly due to higher MoU resulting from incentives provided and seasonality as well as the 3.4% growth in the subscriber base, despite the 4% depreciation of TRY against US$ on an average basis during the quarter.

Also, as per the recent development regarding the SMS termination dispute with Avea, we reflected a retroactive adjustment of negative US$21 million in total in our revenues in the third quarter of 2006.

We aim to increase our revenues in 2007, however, the level of growth will be dependent upon potential macro economic developments as well as evolving competitive environment.

Direct cost of revenue

The direct cost of revenue, including depreciation and amortization increased slightly to US$651.5 million (US$647.0 million) in the third quarter of 2006 while the proportion of direct cost of revenues in total revenue declined to 54% (56%). As our revenues increased on quarterly basis our direct cost of revenues remained relatively stable driven by the positive impact of the reversal due to recent development regarding the SMS dispute with Avea amounting to US$15 million.

Treasury share fee including Universal Service Fund payments increased to US$189.6 million (US$ 187.3 million) in the third quarter of 2006 in line with the increase in revenue.

Depreciation and amortization decreased to US$182.0 million (US$186.4 million) in the third quarter of 2006 mainly due to depreciation of TRY against US$ on a quarterly average basis.

Despite the increase in revenue, interconnection costs decreased slightly to US$81.2 million (US$84.5 million) in the third quarter of 2006 mainly due to the depreciation of TRY against USD as well as the reversal of interconnection costs of SMS termination on the network of Avea and lower termination fees set by the Telecommunications Authority which are effective between us and Avea starting from July 2006.

Selling and marketing expenses

Our selling and marketing expenses increased by 8% to US$212.7 million (US$196.9  million) in the third quarter of 2006 mainly due to the increase in general marketing expenses during the quarter. Consequently, the proportion of selling and marketing expenses to revenue increased to 18% (17%) during the third quarter of 2006.

Subscriber acquisition costs (“SAC”)

Turkcell’s subscriber acquisition costs per subscriber (“SAC”) increased to US$ 33.5 (US$26.2) in the third quarter of 2006 mainly due to the campaigns initiated during the period parallel to intensified competition along with the increasing dealer and distributor activities.

Administrative expenses

Our administrative expenses decreased to US$40.2 million (US$44.3 million) in the third quarter of 2006, and consequently as a proportion of revenue decreased to 3% (4%).

Share of profit of equity accounted investees

In the third quarter of 2006, we recorded US$26.5 million (US$19.9 million) of equity in net income of unconsolidated investees mainly due to solid operational growth in Fintur operations. Out of US$26.5 million, Fintur contributed an income of US$27.2 and A-Tel a loss of US$0.7 million. As of September 30, 2006, A-Tel’s operations for the two months period have been included in our consolidated financial statements. Although the impact of A-Tel to share of profit of equity accounted investees line was US$0.7 million loss, the bottom line impact of  A-Tel was US$5.5 million as income for which the detail of the accounting is as follows;

Before the elimination of intragroup transactions, we recorded US$5.5 million income as share of profit of equity accounted investees with respect to A-Tel. Reflecting the significance of intragroup transactions between Turkcell and A-Tel, dealer activation fees and simcard subsidies that A-Tel receives from Turkcell, amounting to US$6.2 million, are eliminated against sales and marketing expenses of Turkcell. As a net balance of those bookings, the Company recorded a loss of US$0.7 million in the share of profit of equity accounted investees line. However, please note that as a result of these intragroup transactions, we recognized positive impact on our EBITDA amounting to US$6.2 million due to the elimination of sales and marketing expense from Turkcell’s Profit and  Loss Statement and net bottom line impact was realized as income of US$5.5 million.

Net financing costs

Financial income increased to US$40.5 million (US$26.9 million) in the third quarter of 2006. This was mainly due to the higher financial asset sales income as a result of the stabilization of macroeconomic conditions and higher interest income on higher deposits

Financial expense of US$88.6 million during the second quarter of 2006 turned into a financial income of US$42.8 million during the third quarter, mainly due to the increase in the fair value of the forward transactions, for which we recorded a sizeable marked-to-market loss during the second quarter when US$/TRY rates were realized above our expectations.

Overall, our net financing income in the third quarter of 2006 was US$83.3 million compared to the net financing cost of US$61.7 million in the second quarter of 2006. This was mainly due to the stabilization of US$/TRY exchange rate during the third quarter, which resulted in a loss in the previous quarter as well as higher financial asset sales income.

Income tax expense

	Q3 2005	Q2 2006	Q3 2006	Q2 06-Q3 06 % Chg

Current Tax expense	(49.3)	(84.8)	(92.2)	8.7%
Deferred Tax expense	(74.4)	(80.1)	(16.7)	(79.2)%
Income Tax expense	(123.7)	(164.9)	(108.9)	(34.0)%

The total taxation charge in the third quarter of 2006 decreased to US$108.9 million (US$164.9 million).

Total deferred tax expense in the third quarter of 2006 decreased to US$16.7 million (US$80.1 million) in absence of second quarter’s one time deferred tax charge due to the corporate tax rate reduction from 30% to 20%.

Out of the total tax charge, US$92.2 million (US$84.8 million) was related to current tax charges, which increased mainly due to increasing operational profitability.

EBITDA

EBITDA in the third quarter of 2006 was US$477.1 million (US$463.5 million) and EBITDA margin remained flat at 40% (40%) as a result of maintained operational efficiency in line with revenue growth.

We aim to keep costs stable as a percentage of revenue in general next year, and accordingly, we aim to maintain EBITDA margin at approximately 38% on an annual basis in 2007.

EBITDA	Q3 2005	Q2 2006	Q3 2006	Q2 06-Q3 06 % Chg

Net revenues	1,384.4	1,165.3	1,199.4	2.9%
Less: Direct cost of revenues	771.1	647.0	651.5	0.7%
Plus: Depreciation and amortization	198.9	186.4	182.1	(2.3)%
Less: Selling and marketing expenses	174.4	196.9	212.7	8.0%
Less: Administrative expenses	40.0	44.3	40.2	(9.3)%
EBITDA	597.8	463.5	477.1	2.9%
EBITDA Margin	43%	40%	40%	NA

Net income

In the third quarter of 2006, net income increased to US$311.8 million (US$86.8 million) mainly due to strong operational performance and the absence of one time items in the second quarter of 2006 that resulted from an increase in taxation charge with respect to the reduction in tax rate from 30% to 20% effective from January 1, 2006 and an increase in foreign exchange loss due to currency fluctuations.

Balance Sheet Analysis

Total Debt

Our consolidated indebtedness amounted to US$645.1 million (US$678.4 million) as of September 30, 2006. Of this total amount, US$457.8 million (US$459.6 million) was related to our Ukraine operations.

The change in debt in the third quarter of 2006 was mainly due to the early repayment of the West LB loan.

In order to increase our financial flexibility, we plan to put in place significant external debt financing to be utilized for potential international investments, if one or more opportunities are realized. Utilization will be based upon need and in case the facility is not used the only cost will be relevant arrangement and commitment fees.

Total assets

As of September 30, 2006, our total assets increased to US$5,339.8 million (US$4,705.5 million) mainly due to appreciation of TRY against US$ of 7% by the end of the third quarter of 2006 compared to the second quarter combined with the increased strong cash position.

Cash Flow Analysis

Consolidated Cash Flow (million)	Q3 2005	Q2 2006	Q3 2006

Net cash provided by operating activities	283.9	385.0	615.1
Net cash used for investing activities	(44.4)	(57.5)	(326.5)
Net cash provided by/(used for) financing activities	(279.7)	(496.2)	(27.1)
Cash Balance	644.9	629.5	985.1

Our net cash flow from operating activities increased to US$615.1 million (US$385.0 million) in the third quarter of 2006 mainly resulting from the increase in net income  in the third quarter due to strong operational performance.

In the third quarter, net cash used for investing activities increased to US$326.5 million mainly resulting from A-Tel investment amounting to US$150 million and capital expenditures.

Capital expenditures in the third quarter of 2006 amounted to US$176.2 million (US$80.2 million) of which US$27.4 million (US$34.0 million) was related to Ukrainian operations.

In 2007, we plan to spend approximately US$400 million operational expenditures, excluding potential 3G capital expenditures in Turkey in core, access and service network.  As for Ukraine, in 2007, we expect to spend less than the approximately US$200 million planned for 2006 for capital expenditures.

Decrease in net cash used for financing activities compared to previous quarter results from the absence of dividend payment amounting to US$342.2 in the third quarter.

Consequently, our cash position at the end of third quarter of 2006 reached US$985.1 million (US$629.5 million).

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous releases had included Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

US$ million	Q3 2005	Q2 2006	Q3 2006

EBITDA	597.8	463.5	477.1
Other operating income/(expense)	(1.1)	5.6	(1.4)
Financial income	27.5	26.9	40.5
Financial expense	(32.6)	(88.6)	42.8
(Less)/gain on net monetary position, net	(16.1)	0.0	0.0
Net increase (decrease) in assets and liabilities	(291.6)	(22.4)	(56.1)
Net cash provided by operating activities	283.9	385.0	615.1

Forward-Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 30.8 million post-paid and pre-paid customers as of September 30, 2006 operating in a three player market with a market share of approximately 62% as of March 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 536 operators in 193 countries as of November 8, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$3,497million net revenue for the nine months as of September 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For further information please contact:

Contact:

Turkcell: Investors:	Media:

Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 9, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler
Title: Head of Investor Relations

Date: November 9, 2006	By:	/s/ Ferda Atabek
Name:Ferda Atabek
Title: Investor Relations Officer